

Manor
Investment Funds

4th Quarter Report
December 31, 2016
(Unaudited)

Fund Office:
15 Chester Commons
Malvern, PA 19355
610-722-0900   800-787-3334
www.manorfunds.com

Managed by:
Morris Capital Advisors, LLC

Manor Investment Funds

15 Chester Commons
Malvern, PA 19355

December 31, 2016

Dear Fellow Shareholders:

Our funds continue to prosper by consistently applying the conservative investment approach that has been successful over so many years.

(Bad)Behaviorial Finance

I have been reading the new book by Michael Lewis, "The Undoing Project". It's not his usual page turner, but it may provide some useful perspectives on the markets. The book is based on Daniel Kahneman and Amos Tversky and their studies of human decision making. They observed that people often do not make logical decisions, particularly under stress. Some of the factors that their research identified as distorting the logical decision process include risk aversion, non-linear probability weighting, and the influence of cognitive vs. social biases.

One of the most prevalent and widely acknowledged of these concepts is risk aversion. According to Kahneman and Tversky, the negative impact of a loss is 2.25 times more powerful than the positive impact of an equivalent gain. Investors in the stock market often allow their concern about short-term losses to override the knowledge that stocks generally outperform all other asset classes over longer periods. Investor risk aversion is clearly evident when I am asked if stocks are overvalued and ready for a fall. I have fielded this question with increasing regularity because investors are concerned that an external event could cause valuations to collapse, triggering a market crash. While relative valuation levels are subject to wide interpretation, and it is almost impossible to ascertain the potential impact of an external factor on valuations, the lack of certainty reinforces investor risk aversion.

The researchers also found that non-linear probability weighting is also a powerful influence on decision making. Non-linear probability causes people to over-weight small probabilities and under-weight large probabilities. When a person buys a lottery ticket, for example, they over-weight the very small probability of winning a lot of money while underweighting the very high probability that they are wasting their money. Likewise, investors often overweight the possibility that they could lose all their money in a particular investment, often sacrificing attractive returns.

While both of these factors are important, their influence is magnified by cognitive and social biases. Cognitive bias works on an individual level when an investor decides not to invest in a particular stock because they have a negative image of a company or a bad experience with one of its products. While cognitive bias is very powerful on an individual level, it has only a minor influence on markets as a whole because the sum total of investor's positive and negative cognitive biases tend to average out. Social bias is the result of news, analysis, or media influence on investor perceptions, and can create a "herd instinct" when it leverages cognitive bias in a positive or negative direction. In the financial markets, this social bias can create its own momentum, generating a feedback loop that can drive markets further from a "fair price" valuation.

Over the past year I sense that social bias has become much more influential. Media attention has focused on the negative impact of geopolitical events around the world. This drumbeat of negative experts heightens risk aversion and the tendency of investors to overweight the impact of an election or policy change. As social bias overwhelms rational decision making it becomes a recipe for bad behavioral finance.

The Manor Fund

The Manor Fund rose 5.23%, net of all fees and expenses, during the quarter ending December 31, 2016 outperforming the S&P 500 index return of 3.83% and comparable mutual funds, as measured by the Lipper Large-Cap Core mutual fund index, return of 4.15%. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing year returning 6.97% for the Fund compared to 11.98% for the S&P 500 and 12.24% for comparable mutual funds. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing 3-year, 5-year, and 10-year periods with an annualized return of 5.62%, 10.99%, and 5.73% for the Fund compared to an annualized return of 9.69%, 14.82%, and 7.06% for the S&P 500 index, and returns of 8.39%, 13.69%, and 6.34% for the Lipper Large-Cap Core mutual fund index.

During the 4th Quarter of 2016, the Fund was helped by strong performance from Valero Energy Corp., PNC Financial Services, JP Morgan Chase, Discover Financial Services, and Baker Hughes, Inc. Three of those top five holdings are banks or financial services companies, with another, MetLife, almost among those top performers. These stocks, and the financial services sector overall, jumped after the presidential election. Investors seemed to be expressing their belief that a more favorable regulatory environment would eliminate an overhanging burden on the economy. The best performer during the quarter was Valero Energy. The stock of this oil refiner rose steadily throughout the quarter, boosted initially by a strong earnings report, and then later as gradually improving oil prices contributed to better refining margins. The shares of PNC Financial Services received a boost from a favorable earnings report. The company reported earnings above expectations, growth in net interest income, loans, and lower provisions for credit losses primarily attributable to stabilization in their energy related portfolio. JP Morgan also reported strong operating results, driven by higher net interest income due to loan growth and higher deposit spreads. Discover Financial reported revenue and earnings above expectations and loan growth of 5% from the prior year. The company reported an increase in net loan charge-offs and higher provisions for loan losses, but investors focused instead on current operating results and the prospect of more favorable economic conditions in the future. The shares of Baker Hughes, a provider of oilfield services for the exploration industry, rose steadily. The company reported earnings above expectations, and forecast improved exploration activity. Baker Hughes also announced an agreement to combine the oil and gas business of General Electric with Baker Hughes creating a leading equipment, technology, and services provider in the oil and gas industry.

Notable laggards during the 4th Quarter of 2016 include Zimmer Biomet Holdings, Mallinckrodt PLC, Avery Dennison Corp., Pentair Ltd, and Facebook, Inc. Two of the weakest holdings, Zimmer and Mallinckrodt, are in the health care sector, which experienced some volatility during the quarter. The shares of Zimmer Biomet fell sharply after the company reported disappointing quarterly results. Revenue and earnings were in line with expectations, but the company lowered revenue and earnings guidance for the fiscal year. A major component of the downside guidance was the expectation of significantly lower full year top line growth. Mallinckrodt continued a decline that began earlier in the year. The company reported revenue and earnings better than expectations, and some positive clinical results and approvals, but generated little positive price action. The shares of Avery Dennison fell sharply after the company announced operating results. The company reported revenues in line with expectations, earnings above expectations, and raised earnings guidance for the fiscal year. Investors focused instead on disappointing revenue growth and margins in the retail branding and information systems business of the company. The shares

(Continued on page 10)

MANOR INVESTMENT FUNDS - MANOR FUND

Schedule of Investments - December 31, 2016

(Unaudited)

Portfolio of Investments

Description	Shares	Market Value
COMMON STOCKS –98.3%		
Consumer Discretionary – 9.3%		
Carnival Corp.	3,728	194,080
Mohawk Ind. *	1,120	223,641
Signet Jewelers	1,655	156,000
		573,721
Consumer Staples – 8.3%		
CVS Health Corp.	1,868	147,404
Kroger Company	4,571	157,745
PepsiCo, Inc.	1,963	205,389
		510,538
Energy – 8.7%		
Baker Hughes Inc.	2,830	183,865
Occidental Pet.	1,302	92,741
Valero Energy	3,759	256,815
		533,421
Financial – 18.1%		
Chubb Corp. *	1,143	151,013
Discover Financial	3,027	218,216
Franklin Resources	2,439	96,535
JPMorgan Chase	2,506	216,243
Metlife Inc.	3,405	183,496
PNC Financial	2,120	247,955
		1,113,458
Health Care – 12.0%		
Allergan PLC	757	158,978
AmerisourceBergen	1,900	148,561
Anthem, Inc.	1,159	166,629
Mallinckrodt plc. *	1,617	80,559
Zimmer Biomet	1,774	183,077
		737,804
Industrial – 17.7%		
Avery Dennison	3,310	232,428
BE Aerospace	2,625	157,999
Delta Air Lines	3,704	182,200
FedEx Corp.	1,127	209,847
Fortune Brands H&S	2,976	159,097
Pentair PLC	2,672	149,819
		1,091,390
Information Technology – 19.9%		
Amphenol Corp-A	5,958	400,378
Applied Materials	5,367	173,193
Facebook, Inc. *	1,514	174,186
Microsoft Corp.	4,004	248,808
Skyworks Solutions	3,074	229,505
		1,226,070
Material – 1.2%		
Nucor Corp.	1,211	72,079
		72,079
Telecomm. – 2.1%		
AT & T, Inc.	3,090	131,418
		131,418
Utility – 1.0%		
AES Corporation	5,343	62,086
		62,086
TOTAL COMMON STOCKS (Cost $ 4,533,824)		6,051,985
SHORT-TERM INVESTMENTS – 1.6%		
1st Amer. Gov. Fund	99,594	99,594
TOTAL SHORT-TERM INVESTMENTS (Cost $ 99,594)		99,594
TOTAL INVESTMENTS – 99.9% (Cost $ 4,633,418)		6,151,579
Other Assets less Liabilities – Net 0.1%		6,030
NET ASSETS 100.0%		$ 6,157,609

*Non-income producing during the period.

MANOR INVESTMENT FUNDS - MANOR FUND
Fund and Performance Information - December 31, 2016
(Unaudited)

Fund Performance

Investment Performance
vs. the S&P 500 and the Lipper Large-Cap Core Index



Quarter and Annualized Total Return for Periods Ending December 31, 2016

	Manor Fund	S&P 500 Index	Lipper LC Core Funds
4th Quarter	**5.23 %**	3.83 %	4.15 %
1-Year	**6.97 %**	11.98 %	12.24 %
3-Year Annualized	**5.62 %**	9.69 %	8.39 %
5-Year Annualized	**10.99 %**	14.82 %	13.69 %
10-Year Annualized	**5.73 %**	7.06 %	6.34 %
Annualized since inception 9/26/95	**6.03 %**	8.54 %	6.56 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The advisor has contractually agreed to waive its fees and or absorb expenses of the Fund to ensure that the annual operating expenses do not exceed 1.25% through at least May 1, 2017 and cannot be terminated prior to at least one year after the effective date without approval.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	% of Net Assets
Amphenol Corp.	6.5 %
Valero Energy	4.2 %
Microsoft Corp.	4.0 %
PNC Financial	4.0 %
Avery Dennison	3.8 %

Top Industry Sectors	
Industry	% of Net Assets
Info Technology	19.9 %
Financial	18.1 %
Industrial	17.7 %
Health Care	12.0 %
Consumer Disc.	9.3 %

MANOR INVESTMENT FUNDS - GROWTH FUND
Schedule of Investments - December 31, 2016
(Unaudited)

Portfolio of Investments

Description	Shares	Market Value	Description	Shares	Market Value
COMMON STOCKS – 97.2%					
Consumer Discretionary – 24.9%			**Information Technology – 27.6%**		
Amazon.com Inc. *	455	341,191	Alphabet Inc. Cl A *	297	235,358
Dollar Tree, Inc. *	4,131	318,831	Alphabet Inc. Cl C *	297	229,231
Harman Int.	2,732	303,689	Apple, Inc.	4,240	491,077
LKQ Corp. *	10,295	315,542	Cognizant Tech *	6,105	342,063
Michael Kors *	6,074	261,061	F5 Networks *	2,526	365,563
Royal Caribbean	4,137	339,399	MasterCard Inc.	3,210	331,432
Time Warner Inc.	3,616	349,052	Microsoft Corp.	4,118	255,893
Whirlpool Corp.	1,520	276,290	ON SemCndctor *	24,865	317,277
		2,505,055	Trimble Navigate *	7,049	212,527
					2,780,421
Consumer Staples – 11.4%					
Church & Dwight	8,043	355,420	**Material – 3.0%**		
Constellation Brands	2,837	434,940	Sherwin Williams	1,127	302,870
Walgreens Boots	4,252	351,896			302.870
		1,142,256			
			TOTAL COMMON STOCKS		9,780,176
Energy – 1.4%			(Cost $7,548,376)		
Schlumberger Ltd.	1,678	140,868			
		140,868			
Financial – 3.8%			**SHORT-TERM INVESTMENTS – 2.7%**		
Chubb Limited *	2,907	384,073	1st Amer. Gov. Fund	273,558	273,558
		384,073	TOTAL SHORT-TERM INVESTMENTS		
			(Cost $ 273,558)		273,558
Health Care – 15.8%					
AbbVie, Inc.	2,556	160,057	TOTAL INVESTMENTS – 99.9%		
Celgene Corp. *	2,992	346,324	(Cost$7,821,934)		10,053,734
Express Scripts *	3,949	271,652			
Gilead Sciences	4,530	324,393			
Thermo Fisher	3,477	490,604	Other Assets less Liabilities –		6,083
		1,593,030	Net – 0.1%		
Industrial – 9.3%			NET ASSETS – 100.0%		$ 10,059,817
Acuity Brands, Inc.	1,230	283,958			
Robert Half Intl.	5,808	283,314			
Southwest Airline	7,310	364,331			
		931,603			

*Non-income producing during the period.

MANOR INVESTMENT FUNDS - GROWTH FUND
Fund and Performance Information - December 31, 2016
(Unaudited)

Fund Performance



Investment Performance
vs. the S&P 500 and Lipper Large-Cap Growth Index

Quarter and Annualized Total Return for Periods Ending December 31, 2016

	Growth Fund	S&P 500 Index	Lipper LC Growth Funds
4th Quarter	**2.17 %**	3.83 %	-2.01 %
1-Year	**4.49 %**	11.98 %	0.48 %
3-Year Annualized	**5.68 %**	8.79 %	5.43 %
5-Year Annualized	**12.55 %**	14.60 %	12.91 %
10-Year Annualized	**6.31 %**	6.91 %	6.71 %
Annualized since inception 6/30/99	**4.53 %**	4.81 %	2.22 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The advisor has contractually agreed to waive its fees and or absorb expenses of the Fund to ensure that the annual operating expenses do not exceed 0.99% through at least May 1, 2017 and cannot be terminated prior to at least one year after the effective date without approval.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	**% of Net Assets**
Apple, Inc.	4.9 %
Thermo Fisher	4.9 %
Constellation Brands	4.3 %
Chubb Ltd.	3.8 %
F5 Networks, Inc.	3.6 %

Top Industry Sectors	
Industry	**% of Net Assets**
Information Tech.	27.6 %
Consumer Disc.	24.9 %
Health Care	15.8 %
Consumer Staples	11.4 %
Industrial	9.3 %

MANOR INVESTMENT FUNDS - BOND FUND

Schedule of Investments - December 31, 2016

(Unaudited)

Portfolio of Investments

Description	Face Amount	Value
U.S. GOVERNMENT BONDS – 97.0%		
U.S. Treasury 1.000% Due 03-31-17	100,000	100,094
U.S. Treasury 0.625% Due 05-31-17	175,000	174,986
U.S. Treasury 1.375% Due 11-30-18	250,000	250,918
U.S. Treasury 1.000% Due 11-30-19	250,000	246,992
U.S Treasury 1.500 % Due 01-31-22	50,000	48,852
U.S. Treasury 1.250 % Due 07-31-23	200,000	188,203
U.S. Treasury 1.500 % Due 08-15-26	150,000	137,812
TOTAL U.S. GOVERNMENT BONDS (Cost $ 1,169,219)		1,147,857
SHORT-TERM INVESTMENTS – 2.7%		
1st American Treasury Obligation Fund	32,021	32,021
TOTAL SHORT-TERM INVESTMENTS (Cost $ 32,021)		32,021
TOTAL INVESTMENTS – 99.7% (Cost $ 1,201,240)		1,179,878
Other Assets less Liabilities – Net – 0.3%		3,079
NET ASSETS - 100.0%		$ 1,182,957

SECURITY VALUATION:
Equity securities which are traded on a national or foreign securities exchange and over-the-counter securities listed in the NASDAQ National Market System are valued at the last reported sales price on the principal exchange on which they are traded on the date of determination. Securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Over-the-counter securities not listed on the NASDAQ National Market System are valued at the mean of the current bid and asked prices. Fixed income securities are valued on the basis of valuations provided by independent pricing services. The independent pricing organization values the investments, taking into consideration characteristics of the securities, values of similar securities that trade on a regular basis, and other relevant market data. Securities for which market quotations are not readily available may be fair valued under procedures adopted by the Fund's board. Short-term securities maturing in 60 days or less are stated at cost plus accrued interest earned which approximated market value, in accordance with the terms of a rule adopted by the Securities and Exchange Commission. The amortized cost method values a security at cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium.

MANOR INVESTMENT FUNDS - BOND FUND
Fund and Performance Information - December 31, 2016
(Unaudited)

Fund Performance



**Investment Performance
vs. the Barclay's Int. Treasury Index
and the Lipper Gov't Index**

■ Bond Fund   ⊡ Lipper US Gov't   ☐ Barclay's Int. Treasury

Quarter and Annualized Total Return for Periods Ending December 31, 2016

	Bond Fund	Lipper US Gov't Fund Index	Barclays Intermediate Treasury Index
4th Quarter	**-2.47 %**	-2.76 %	-2.25 %
1-Year	**-1.26 %**	1.40 %	1.06 %
3-Year Annualized	**-0.28 %**	2.47 %	1.60 %
5-Year Annualized	**-0.49 %**	1.27 %	1.03 %
10-Year Annualized	**0.98 %**	3.66 %	3.50 %
Annualized since inception 6/30/99	**1.95 %**	4.33 %	4.12 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The advisor has contractually agreed to waive its fees and or absorb expenses of the Fund to ensure that the annual operating expenses do not exceed 0.95% through at least May 1, 2017 and cannot be terminated prior to at least one year after the effective date without approval.

Top Five Holdings

Security	% of Net Assets
US Treasury 1.375% Due 11-30-18	21.2 %
US Treasury 1.000% Due 11-30-19	20.9 %
US Treasury 1.250% Due 07-31-23	15.9 %
US Treasury 0.625% Due 05-31-17	14.8 %
US Treasury 1.500% Due 08-15-26	11.6 %

(Continued from page 3)

of Pentair fell after performing well for much of the year. The diversified manufacturing company announced disappointing operating results, missing revenue and earnings expectations, and lowering revenue guidance. The lowered guidance reflected a sluggish industrial environment and reduced expectations for the typical end of year push for capital spending. The shares of Facebook declined despite reporting revenue and earnings above expectations, and increases in daily and monthly active users. Investors focused, however, on concerns about revenue growth and a slowdown in the growth of mobile advertising revenue.

There were several merger announcements among companies in the portfolios during the quarter. AT&T announced plans to acquire Time Warner Inc. in a cash and stock deal, expected to close before year-end 2017, subject to regulatory reviews. AT&T expects the deal to be accretive to earnings in the first year after the deal closes. Baker Hughes announced a combination with the oil and gas business of General Electric into a new company. Baker Hughes shareholders will receive a special dividend and equity in the new company. BE Aerospace agreed to be acquired by Rockwall Collins, receiving cash and stock. The deal is expected to close in the spring of 2017 with BE shareholders owing approximately 20% of the combined companies. Rockwell Collins expects the deal to be accretive to earnings per share in the first full fiscal year. We did not execute any portfolio transactions during the quarter, electing to defer gains in these deals until after the close of the year.

The Growth Fund

The Manor Growth Fund rose 2.17%, net of all fees and expenses, during the quarter ending December 31, 2016, underperforming the S&P 500 index return of 3.83% but outperforming comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index, with a return of –2.01%. The Fund underperformed the S&P 500 index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of 4.49%, 5.68%, 12.55%, and 6.31% compared to returns of 11.98%, 8.79%, 14.60%, and 6.91% for the index. The fund outperformed comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index during the trailing 1-year, 3-year, and since inceptions periods with returns of 4.49%, 5.68%, and 4.53% for the fund compared to 0.48%, 5.43%, and 2.22% for the index.

During the 4th Quarter of 2016 the Fund was helped by strong performance from Southwest Airlines, Harman International Industries, Robert Half International, Time Warner, Inc., and Cognizant Technology Solutions. The shares of Southwest Airlines rallied through most of the quarter, overcoming a sharp drop after the company reported earnings. The company announced earnings above expectations and the stock dropped more than 10% The shares subsequently recovered and then moved substantially higher. The shares of Harmon International jumped when the company accepted an all cash buyout offer from Samsung. The price action of Robert Half mirrored that of Southwest Airlines. The stock dropped sharply after the company announced quarterly earnings, falling more than 10%. The shares rallied through the balance of the quarter on investor expectations that a more favorable business environment would lead to greater demand for staffing services. The shares of Time Warner rose steadily throughout the quarter, supported by a strong earnings report and the announcement of a merger deal with AT&T. Cognizant Technology rose in advance of their quarterly earnings report after falling sharply on the final trading day of the previous quarter. The shares rose again later in the quarter after the investment firm Elliot Management, a major stockholder, sent a letter to the board outlining a three-part value-enhancement plan.

Weaker holdings during the 4th Quarter of 2016 include Thermo Fisher Scientific, LKQ Corp., Acuity Brands, Inc., Amazon.com, Inc., and Constellation Brands. The shares of Thermo Fisher were weak for much of the quarter. The company reported revenue and earnings above expectations, and raised guidance based on strong operational performance and a more favorable foreign exchange environment, but the stock had only a temporary rebound. The shares of LKQ Corp. were also weak through much of the quarter as the company reported earnings in line with expectations, but lowered revenue and earnings guidance for the fiscal year. The shares of Acuity

Brands fell early in the quarter when the company reported revenue and earnings below expectations. The company reported strong growth compared to the previous year and the shares rebounded, but not enough to offset the early decline. The shares of Amazon also fell early in the quarter on a weak earnings report. The company experienced strong growth over the previous year, but earnings fell short of expectations and guidance for the next quarter remained unchanged. The shares of Constellation Brands fell despite a strong earnings report. The company reported revenue and earnings above expectations, and raised earnings guidance for the fiscal year. The company also completed several deals, selling its Canadian wine business and purchasing several smaller domestic wine and spirits companies.

There were several merger announcements among companies during the quarter in this portfolio, as well. Harman International agreed to be acquired by Samsung in an all cash deal at a substantial premium. The deal must be approved by Harman shareholders, but is expected to close by mid-2017. Time Warner also agreed to be acquired by AT&T in a cash and stock deal. Time Warner shares jumped on the deal announcement and continued to rise as AT&T shares moved upward. The transaction requires regulatory approval and may not close until late in 2017. We expect to book profit from each of these portfolio holdings before the deals close.

The Bond Fund

The Manor Bond Fund generated a return of –2.47%, net of all fees and expenses, during the quarter ending December 31, 2016, underperforming the Bloomberg Barclay Intermediate US Treasury index return of –2.25% but outperforming the Lipper US Government mutual fund index return of –2.76%. The Fund underperformed the Bloomberg Barclay Intermediate US Treasury index and the Lipper US Government mutual fund index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of –1.26%, -0.28%, -0.49%, and 0.98% for the Fund, compared to 1.06%, 1.60%, 1.03%, and 3.50% for the Barclay Intermediate Treasury index, and 1.40%, 2.47%, 1.27%, and 3.66% for the Lipper US Government mutual fund index. Performance over these periods reflects the relatively conservative position of the Fund's investment portfolio of US Treasury securities. The Fund is managed to provide a low-risk alternative for conservative investors.

Managing Investor Stress

Kahneman and Tversky observed that risk aversion, non-linear probability, and cognitive or social biases tend to distort the logical decision making process to a greater degree during periods of stress. And if there is one thing that we can all agree upon, it is that stress levels are elevated due to the explosion of social media and the tendency of individuals to self-select sources that support their preferred points of view. Right now, it is probably more important to resist the urge to over-react to external market events, and focus on limiting the impact of those behavioral factors that can so easily distort the important logical decision making process.

We recognize that we are also subject to the same behavioral factors that impact decision making and believe that the best way to minimize their impact is to employ an analytical discipline that can guide us. Our investment process starts with an objective assessment of corporate earnings, growth, and cash flow to identify companies whose stock is trading at an attractive valuation compared to the market and their peers. Our goal is to build a diversified portfolio managed with a long-term investment horizon. We recognize that there may be times when market stress may not reward our analytical approach, but we know that over time our disciplined process will provide the best opportunity to produce attractive risk-adjusted returns.

Sincerely,
Daniel A. Morris

Risks:
Mutual fund investing involves risk, including possible loss of principal amount invested. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. Foreign securities, foreign currencies, and securities issued by US entities with substantial foreign operation can involve additional risks.

Manor Investment Funds

Fund Office:
15 Chester County Commons
Malvern, PA 19355

610-722-0900   800-787-3334
www.manorfunds.com

Funds distributed by:
Foreside Funds Services, LLC
Three Canal Plaza
Suite 100
Portland, ME 04101

This report is submitted for the general information of the shareholders of the Fund. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus, which includes information regarding the Fund's risks, objectives, fees and expenses, experience of its management and other information.